Bhirud Funds, Inc.

Meeting of the Board of Directors

July 17, 2008

Minutes

A meeting of the Board of Directors of the Bhirud Funds Inc. (the "Fund") was held on July 17, 2008, at the offices of Bhirud Funds Inc., 6 Thorndal Circle, Suite 205, Darien, CT at 5.00 p.m.

Present were:

Suresh L. Bhirud, Director of the Fund and Chairman of the Board;

Tim Fenton, Director of the Fund, by conference call;

 M. John Sterba, Jr., Director of the Fund, by conference call.

Mr. Bhirud acted as Chairman of the meeting.

Alexander Norm Crowder, III, Director of the Fund, was not able to attend.

APPROVAL OF THE MINUTES

Mr. Bhirud stated that the first item to be considered was approval of the minutes from the April 28, 2008, Board of Directors meeting.

Following discussion, on a motion duly made and seconded, it was unanimously:

RESOLVED, that the minutes of the April 28, 2008, Board of Directors meeting be, and hereby are, approved.

REPORT OF THE INVESTMENT ADVISER

Mr. Bhirud stated that the next item discussed would be the Report of the Investment Adviser for the period ended May 31, 2008.  He reviewed the performance numbers for Apex as shown in exhibits presented to the board.

Mr. Bhirud noted that the performance of the Apex Fund remains sub par, due to a number of factors that remain the same regardless of market conditions, the most important being that the size of assets is too small and offers very few degrees of freedom.

Mr. Bhirud also discussed his current investment strategy and discussed some of the very interesting positions that the Fund currently holds.  He highlighted that he is aggressively moving the holdings into solar and alternative energy plays.  He also noted that he is looking for stocks in the financial sector that have been beaten down and could rebound with improving economic outlook.  Mr. Bhirud noted that a relatively aggressive trading posture has helped Apex weather the downturn.  In fact, as the exhibit shows, as of May 2008, the fund was ranked among the better performers in the the monthly Wall Street Journal publication on mutual fund for year-to-date performance.  Various Directors asked Mr. Bhirud questions about the Fund’s performance and Mr. Bhirud’s views about the Fund’s future viability.  A detailed discussion of these matters followed.

Following this discussion, on a motion duly made and seconded, it was unanimously:

RESOLVED, that the Investment Adviser's report is hereby accepted and that the purchases and sales for the period be, and they hereby are, approved.

DISTRIBUTOR'S REPORT

The Chairman stated that the next item to consider was the report of sales, redemption of shares, and 12b-1 plan payments.  He noted that net sales and redemptions for the period August 1, 2007 through May 31, 2008 were $7,677 (redemptions).  He further noted 12b-1 plan payments of $537, all to Bhirud Associates, Inc., for the period August 1, 2007 through April 30, 2008.

Following discussion, on a motion duly made and seconded, it was unanimously:

RESOLVED, that the 12b-1 plan payments for the period August 1, 2007 through April 30, 2008 be, and hereby are, approved.

QUARTERLY COMPLIANCE REPORT

The Chairman stated that the next items on the agenda were several quarterly compliance reports.

The Chairman stated, in accordance with Rule 10f-3, under the 1940 Act, there were no such transactions reportable for the period August 1, 2007 through June 30, 2008.

The Chairman discussed the quarterly review of transactions between the Fund and affiliated persons as permitted by Rule 17a-7 under the 1940 Act and noted for the Board that there were no related party transactions for the period August 1, 2007 through June 30, 2008.

He then noted that, for the period March 31, 2008 through June 30, 2008, there were affiliated brokerage transactions executed pursuant to the procedures adopted by the Board under Rule 17e-1 under the 1940 Act.

He then reported that for the period August 1, 2007 through June 30, 2008, the Repurchase Agreement Dealers' List remained unchanged since last approved by the Board.

The Chairman directed the Directors to the report of Brokerage Basis for Allocation Agency Transaction of the Apex Mid-Cap Growth Fund for the Period 04/01/2008 to 05/30/2008 and discussed the allocation of the Fund's brokerage for that period, including the allocation of brokerage to Bhirud Associates, Inc.

Following this discussion, on a motion duly made and seconded, it was unanimously:

RESOLVED, that the transactions between Bhirud Associates, Inc. and the Portfolio for the period August 1, 2007 through June 30, 2008, complied with the procedures adopted by the Board under Rule 17e-1 under the 1940 Act.

QUARTERLY RULE 17J-1- ISSUE REPORT

The Chairman stated the next item on the agenda was the review of 17J-1 Issue Report. He further stated that the advisor and the Fund employees are in full compliance with the rule and have filed appropriate quarterly reports for the period ended June 30, 2008.

REVIEW OF FINANCIAL STATEMENTS AND DIVIDEND PAYMENTS

The Chairman stated the next item on the agenda was the review of financial statements and dividend payments.

The Chairman reviewed the financial statements for the period ended January 31, 2008, which included such standard items as assets and liabilities.

ANNUAL APPROVAL OF THE FIDELITY BOND

Mr. Bhirud stated that the next item to be considered was the annual renewal for the period August 31, 2008 through August 31, 2009, of the fidelity bond policy issued by National Union Fire Insurance Company to the Fund.  Mr. Bhirud stated that the coverage for the fidelity bond is $75,000 as Fund assets currently are about $0.3 Million, and the annual premium is expected to be about $851.

Following discussion, on a motion duly made and seconded, it was unanimously:

RESOLVED, that the Fund is hereby authorized and directed to renew for the period August 31, 2008 through August 31, 2009, the fidelity bond issued by National Union Fire Insurance Company to the Fund covering officers and directors of the Fund in accordance with the requirements of Rule 17g-1 under the Investment Company Act of the 1940 ("1940 Act") in the form and amount as presented at the meeting, and purchase of such a fidelity bond be, and it hereby is authorized and approved;

FURTHER RESOLVED, that the payment by the Treasurer of the Fund of the annual premium for the foregoing fidelity bond be, and it hereby is, authorized and approved; and

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, designated to make all filings with the SEC and to give all notices on behalf of the Fund required by paragraph (g) of Rule 17g-1 under the 1940 Act.

ELECTION OF INDEPENDENT ACCOUNTANTS

The Chairman stated that the next item on the agenda was the annual election of the Fund's Independent accountants for fiscal year 2008.  The Chairman explained to the Directors their responsibilities in approving this item and stated that it must be done within 90 days of the Fund's fiscal year end.

The Chairman proposed that VB&T CPA, PLLC be re-appointed as the auditor for fiscal year 2008, as they did a good job during the previous fiscal year, and their fee structure is reasonable.

Following discussion, on a motion duly made and seconded, it was unanimously:

RESOLVED, that the Fund's auditing functions will be performed by VB&T CPA, PLLC for fiscal year 2008.

APPROVAL OF THE REPURCHASE AGREEMENT GUIDELINES

The Chairman stated that the next item to consider was the reapproval of the Portfolio's repurchase agreement guidelines.

Following discussion, on a motion duly made and seconded, it was unanimously:

RESOLVED, that the Portfolio's repurchase agreement guidelines be, and they hereby are, approved.

APPROVAL OF CUSTODY AGREEMENT

The Chairman stated that the next item on the agenda was the approval of the continuation of the Portfolio's Custody Agreement with US Bank.  The Chairman noted his view that US Bank provided services under the Agreement at a reasonable cost, and that it had provided good service to the Portfolio over the past year.

Following discussion, on a motion duly made and seconded, it was unanimously:

RESOLVED, that the renewal of the Custody Agreement between the Fund and US Bank be, and hereby is, approved.

APPROVAL OF TRANSFER AGENCY AND FUND ACCOUNTING AGREEMENT

The Chairman stated that the next item on the agenda was the approval of the continuation of the Mutual Fund Administration Agreement and Mutual Fund Account Services Agreement between the Portfolio and Mutual Shareholder Services, LLC (“MSS”).  Mr. Bhirud stated that he had been satisfied with the quality and price of services provided by MSS to the Portfolio in the past, and recommended approval of the continuation of the Agreements.  He noted if the Portfolio were to grow significantly, the Directors might wish to reevaluate MSS' capacity to provide shareholder services on a larger scale.

Following discussion, on a motion duly made and seconded, it was unanimously:

RESOLVED, that the continuation of the Mutual Fund Administration Agreement and Mutual Fund Account Services Agreement between the Portfolio and MSS be, and hereby is, approved.

APPROVAL OF ADMINISTRATIVE SERVICE AGREEMENT

The Chairman stated that the next item on the agenda was the approval of the Administrative Services Agreement between the Fund, on behalf of the Portfolio, and Bhirud Associates, Inc.

Following discussion, on a motion duly made and seconded, it was unanimously:

RESOLVED, that the continuation of the Administrative Services Agreement between the Fund, on behalf of the Portfolio, and Bhirud Associates, Inc. be, and hereby is, approved.

CONSIDERATION OF ADVISORY CONTRACT BY THE INDEPENDENT DIRECTORS

Following the resolution for the administrative service agreement, Mr. Bhirud left the room and the Fund's Independent Directors (Mr. Fenton and Mr. Sterba) spoke separately.

Following this discussion, on a motion duly made and seconded, the Independent Directors unanimously:

RESOLVED, that the renewal of the Advisory Contract between the Fund, on behalf of the Apex Mid-Cap Growth Fund (the "Portfolio"), and Bhirud Associates, Inc., be, and hereby is, approved.

APPROVAL OF ADVISORY CONTRACT

Mr. Bhirud stated that the next item to be considered was approval of the Advisory Contract.

Mr. Bhirud noted that the Independent Directors had discussed approval of the advisory contract in their separate meeting.  Following discussion, on a motion duly made and seconded by the full Board, it was unanimously:

RESOLVED, that the renewal of the Advisory Contract between the Fund, on behalf of the Portfolio, and Bhirud Associates, Inc. be, and hereby is, approved.

APPROVAL OF THE 12b-1 DISTRIBUTION AND SERVICE PLAN, DISTRIBUTION AGREEMENT, AND SHAREHOLDER SERVICING AGREEMENT

The Chairman stated that the next item on the agenda was the annual approval of the continuation of the Distribution and Service Plan Pursuant to Rule 12b-1, under the 1940 Act; the Distribution Agreement; and the Shareholder Servicing Agreement; each entered into by the Fund, on behalf of the Portfolio, and Bhirud Associates, Inc.  The Independent Directors noted that they had discussed, during the course of their separate meeting, the standards for approval of these contracts, and based on their consideration of the relevant factors, recommended the continuation of these contracts for an additional one-year term at the present compensation levels.

Following further discussion, on a motion duly made and seconded, it was unanimously:

RESOLVED, that the continuation of the Distribution and Service Plan Pursuant to Rule 12b-1 Under the 1940 Act; the Distribution Agreement; and the Shareholder Servicing Agreement; each entered into by the Fund, on behalf of the Portfolio, and Bhirud Associates, Inc. be, and hereby are, approved.

OTHER BUSINESS

The Chairman stated that the next meeting will be scheduled in October and he will contact Directors at the appropriate time to set a specific date.  With no further business, a motion to adjourn was in order.

On a motion duly made and seconded, the meeting was adjourned.

INVESTMENT COMPANY BLANKET BOND

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA
(A stock Insurance Company, herein Called the Underwriter)

DECLARATIONS **BOND NUMBER**

Item 1. Name of Insured Bhirud Funds, Inc. 6214151

Principal Address: 6 Thorndal Circle, Suite 205
Darien CT 06820

(Herein called the Insured)

Item 2. Bond Period from 12:01 a.m. on 08/31/2008 to 12:01 a.m. on 08/31/2009.

The effective date of the termination or cancellation of this bond, standard time at the Principle Address as to each of the said dates.

Item 3. Limit of Liability –
Subject to Section 9, 10 and 12 hereof:

	Limit of Liability	Deductible Amount
Insuring Agreement A– FIDELITY	$75,000	$0
Insuring Agreement B– AUDIT EXPENSE	$25,000	$0
Insuring Agreement C– ON PREMISES	$75,000	$0
Insuring Agreement D– IN TRANSIT	$75,000	$0
Insuring Agreement E– FORGERY OR ALTERATION	$75,000	$0
Insuring Agreement F– SECURITIES	$75,000	$0
Insuring Agreement G– COUNTERFEIT CURRENCY	$75,000	$0
Insuring Agreement H– STOP PAYMENT	$25,000	$0
Insuring Agreement I– UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$0

OPTIONAL COVERAGES ADDED BY RIDER:

Insuring Agreement J– COMPUTER SYSTEMS	$75,000	$0
Insuring Agreement K– UNAUTHORIZED SIGNATURES	$25,000	$0
Insuring Agreement L– AUTOMATED PHONE SYSTEMS	Not Covered	Not Covered
Insuring Agreement M–TELEFACSIMILE	Not Covered	Not Covered

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Office or Premises Covered – Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:
No Exceptions

Item 5. The Liability of the Underwriter is subject to the terms of the following riders attached hereto:
1-4

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.9(s) N/A such termination or cancellation to be effective s of the time this bond becomes effective.

Item 7. Premium Amount :
$851

By: [signature]
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

RIDER No. 1

To be attached to and form part of Bond No. 6214151

in favor of Bhirud Funds, Inc.

effective as of 08/31/2008.

In consideration of the premium charged for the attached bond, it is hereby agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

Bhirud Funds, Inc.
Apex Mid Cap Growth Fund

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

SR 5538

7. The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

8. This rider shall become effective as 12:01 a.m. on 08/31/2008.

Signed, Sealed and dated

By: Steven C Liston
Authorized Representative

SR 5538

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

Rider No. 2

AMENDMENT TO TERMINATION

To be attached to and form part of Investment Company Blanket Bond No. 6214151 in favor of Bhirud Funds, Inc..

It is agreed that:

1. The attached bond is hereby amended by deleting Section 13., TERMINATION, in its entirety and substituting the following:

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for he benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata terminated for any other reason.

This bond shall terminate

a. as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

b. as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

c. as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of ninety (90) days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington DC and to the insured Investment Company.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

3. This rider is effective as of 12:01 a.m. on *08/31/2008*

By: Steven C Liston
Authorized Representative

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aigproducercompensation.com or by calling AIG at 1-800-706-3102.

91222 (7/06)

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

RIDER NO. 3

INSURING AGREEMENT J

To be attached to and form part of Bond No. 6214151

in favor of Bhirud Funds, Inc.

It is agreed that:

1. The attached bond is amended by adding an additional insuring agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1) entry of data into, or
(2) change of data or programs within

a Computer System; provided the fraudulent entry or change causes

(a) Property to be transferred, paid or delivered,
(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited:
(c) an unauthorized account of a fictitious account to be debited or credited;

(3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

(i) cause the Insured or its agent(s) to sustain a loss, and
(ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,
(iii) and further provided such voice instruction or advices:

(a) were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and
(b) were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s)shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

All computer systems utilized by the Insured

2. As used in this Rider, Computer System means:

(a) computers with related peripheral components, including storage components, wherever located,
(b) systems and application software,

(c) terminal devices,
(d) related communication networks or customer communication systems, and
(e) related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a) loss resulting directly or indirectly from the theft of confidential information, material or data; and
(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4. The following portions of the attached bond are not applicable to this Rider:

(a) the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period."
(b) Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY
(c) Section 10-LIMIT OF LIABILITY

5. The Coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be Seventy five thousand dollars ($75,000), it being understood however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of Zero ($0), (herein called the Deductible amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without canceling the bond as an entirety:

(a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or
(b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

11. Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

"Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions or advices."

12. Not withstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13. This rider shall become effective at 12:01 a.m. Standard time on **08/31/2008**

By: Steven C Liston
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

RIDER NO.4

INSURING AGREEMENT K

To be attached to and form a part of Investment Company Blanket Bond No. 6214151 in favor of Bhirud Funds, Inc..

It is agreed that:

(1) The attached bond is amended by adding an additional Insuring Agreement as follows:

UNAUTHORIZED SIGNATURES

(2) Loss resulting directly from the insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

(3) It shall be a condition precedent to the Insured's right of recovery under this rider that the Insured shall have on file signatures all persons who are authorized signatories on such account.

(4) The Limit of Liability for the coverage provided by this rider shall be Twenty Five Thousand Dollars ($25,000) it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in item 3. of the Declarations of the attached bond.

(5) The Underwriter shall not be liable under the Unauthorized Signatures Rider for any loss on account of any instrument unless the amount of such instrument shall be excess of Zero ($0) (herein called Deductible Amount) and unless such loss on account of such instrument, after deducting all recoveries on account of such instrument made prior to the payment of such loss by the Underwriter, shall be in excess of such Deductible Amount and then for such excess only, but in no event more than the amount of the attached bond, or the amount of coverage under the Unauthorized Signatures Rider, if the amount of such coverage is less than the amount of the attached bond.

(6) Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

(7) The rider is effective as of 12:01 a.m. standard time on 31-AUG-2008 as specified in the bond.

By: Steven C Liston

Authorized Representative